                            SCHEDULE 14A INFORMATION

          PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )

     Filed by the registrant [ ]

     Filed by a party other than the registrant [X]

     Check the appropriate box:

     [ ] Preliminary proxy statement        [ ] Confidential, for Use of the
                                                Commission Only (as permitted by
                                                Rule 14a-6(e)(2))

     [ ] Definitive proxy statement


     [X] Definitive additional materials


     [ ] Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                               SAFETY-KLEEN CORP.
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                (Name of Registrant as Specified in Its Charter)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
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    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of filing fee (Check the appropriate box):

     [X] No fee required.

     [ ] Fee computed on table below per Exchange Act Rules 14a-6(a)(1) and
0-11.

     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transaction applies:

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     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     [ ] Fee paid previously with preliminary materials.

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     [ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

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     (2) Form, schedule or registration statement no.:

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     (3) Filing party:

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     (4) Date filed:

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                       TO ALL SAFETY-KLEEN SHAREHOLDERS:


                                WHO'S CONFUSED?

     Don Brinckman, Safety-Kleen's Chairman, testified in Federal Court that he believes the Safety-Kleen Board must decide for you since you might be too confused to choose between the $27 Buyout and the $30(1) LAIDLAW ENVIRONMENTAL OFFER. On February 11th, show the Safety-Kleen Board you are not confused -- VOTE AGAINST THE BUYOUT!

            THE LAIDLAW ENVIRONMENTAL OFFER PROVIDES GREATER VALUE.

-- Laidlaw Environmental is fully committed to its $30(1) Offer.

-- All conditions outside Laidlaw Environmental's control have been met except for the obstacles kept in place by the Safety-Kleen Board -- Laidlaw Environmental continues to fight these in court.

-- Don't let the Safety-Kleen Board use its poison pill to coerce you into accepting the lower $27 Buyout -- Vote AGAINST the Buyout.

       INSTITUTIONAL SHAREHOLDER SERVICES, THE LEADING INDEPENDENT PROXY
          ADVISORY FIRM, HAS COMPARED THE OFFERS AND RECOMMENDS A VOTE
                              AGAINST THE BUYOUT.

                             COMPARE FOR YOURSELF:

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                              Financing     Upside     Potential
                     Value    Certainty    Potential   Synergies
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LAIDLAW
ENVIRONMENTAL OFFER   $30(1)  ABSOLUTE       YES       $100-130M

The Buyout            $27     Subject to     None      Doesn't Matter!
                              Financing                YOU Don't Get
                                                       Them!(2)

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                           BEFORE YOU VOTE, CONSIDER:

-- If you approve the Buyout, Laidlaw Environmental will terminate its Offer.

-- The Buyout is still subject to financing. Ask yourself why, with the vote only a few days away, SK Parent hasn't confirmed to you that its financing is in place. Why would anybody vote for the Buyout without knowing this important fact?

-- If you approve the Buyout and it fails, what will happen to the value of your Safety-Kleen stock?

                         CHOOSE LAIDLAW ENVIRONMENTAL.
                            VOTE AGAINST THE BUYOUT.

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                          TIME IS SHORT--DO NOT DELAY!

  If you have any questions or need assistance in completing your proxy card, please contact MORROW & CO., INC. @ 1-800-662-5200

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THIS SOLICITATION RELATES SOLELY TO THE SOLICITATION OF PROXIES WITH RESPECT TO THE FEBRUARY 11, 1998 MEETING AND IS NOT A REQUEST FOR THE TENDER OF SHARES. THE DETAILED TERMS AND CONDITIONS OF THE LAIDLAW ENVIRONMENTAL OFFER ARE SET FORTH IN THE AMENDED PROSPECTUS AND RELATED LETTER OF TRANSMITTAL WHICH HAVE BEEN SEPARATELY MAILED TO SAFETY-KLEEN SHAREHOLDERS.

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(1) Consists of $18 in cash and $12 in Laidlaw Environmental common stock, assuming the market price for Laidlaw Environmental common stock is not less than $4.28571. The actual value of Laidlaw Environmental common stock issued pursuant to the Laidlaw Environmental Offer may vary.

(2) According to the Fitch IBCA press release dated January 23, 1998, SK Parent estimated it could achieve more than $50M in synergies on a standalone basis. Synergies inure to the benefit of the Buyout participants only.

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